Exhibit 12.1

Consolidated Edison, Inc.

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Six Months Ended June 30, 2013	For the Twelve Months Ended December 31, 2012	For the Six Months Ended June 30, 2012
Earnings
Net Income for Common Stock	$364	$1,138	$491
Preferred Stock Dividend	—	3	3
(Income) or Loss from Equity Investees	(2)	4	2
Minority Interest Loss	—	—	—
Income Tax	122	600	240

Pre-Tax Income	$484	$1,745	$736
Add: Fixed Charges*	443	638	321
Add: Distributed Income of Equity Investees	—	—	—
Subtract: Interest Capitalized	—	—	—
Subtract: Pre-Tax Preferred Stock Dividend Requirement	—	5	5

Earnings	$927	$2,378	$1,052

* Fixed Charges
Interest on Long-term Debt	$280	$568	$285
Amortization of Debt Discount, Premium and Expense	8	18	10
Interest Capitalized	—	—	—
Other Interest	142	20	10
Interest Component of Rentals	13	27	11
Pre-Tax Preferred Stock Dividend Requirement	—	5	5

Fixed Charges	$443	$ 638	$321

Ratio of Earnings to Fixed Charges	2.1	3.7	3.3